Filed Pursuant to Rule 433

Registration Statement No. 333-255698

Relating to Preliminary Prospectus

Supplement dated May 15, 2023 to

Prospectus dated April 30, 2021

THE ALLSTATE CORPORATION

24,000,000 DEPOSITARY SHARES EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES J

FINAL TERM SHEET

Dated May 15, 2023

Issuer:	The Allstate Corporation
Security Type:	Depositary shares (the “Depositary Shares”) each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series J, of the Issuer (the “Preferred Stock”)
Expected Ratings:*	Baa2 (negative) / BBB (negative) (Moody’s/ S&P)
Format:	SEC Registered
Size:	$600,000,000 (24,000,000 Depositary Shares)
Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent of $25 per Depositary Share)
Term:	Perpetual
Dividend Rate (Noncumulative):	7.375% per annum, only when, as and if declared
Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2023
Trade Date:	May 15, 2023
Settlement Date:	May 18, 2023 (T+3)
Use of Proceeds:	The Issuer intends to use the net proceeds from this offering of Depositary Shares for general corporate purposes due to the redemption of all outstanding shares of the Issuer’s Series G Fixed Rate Noncumulative Preferred Stock and the corresponding depositary shares on April 17, 2023.
Optional Redemption:	The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to July 15, 2028, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $25.50 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) (a) in whole but not in part at any time prior to July 15, 2028, within 90 days after the occurrence of a “regulatory capital event,” or (b) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2028, in each case, at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “ALL PR J”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.
CUSIP/ISIN of Depositary Shares:	020002 788 / US0200027888
Public Offering Price:	$25.00 per Depositary Share
Underwriting Discounts and Commissions:	$11,375,000.00
Joint Book-Runners:	BofA Securities, Inc. J.P. Morgan Securities LLC Loop Capital Markets LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC Goldman Sachs & Co. LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

We expect that delivery of the Depositary Shares will be made against payment therefor on or about May 18, 2023, which is three business days following the date of pricing of the Depositary Shares (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Depositary Shares on any date prior to two business days before delivery will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade their Depositary Shares on any date prior to two business days before delivery should consult their own advisor.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC collect at 1-212-834-4533; Loop Capital Markets LLC toll-free at 1-888-294-8898; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.